SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 8)


                    Under the Securities Exchange Act of 1934


                               WESTWOOD ONE, INC.
                               ------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   961815 10 7
                           ---------------------------
                                 (CUSIP Number)


                              Neil A. Torpey, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 318-6000
                    ------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 19, 2001
      ---------------------------------------------------------------------
                      (Date of Events which Require Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box |_|

                                Page 1 of 7 pages


                                                            SCHEDULE 13D
-------------------------                                                                                   ------------------------
   CUSIP No. 961815 10 7                                                                                           Page 2 of 8 Pages
-------------------------                                                                                   ------------------------
------------------------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                               David I. Saperstein
------------------------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) |_|
                                                                                                                (b) |X|
------------------------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                                    N/A
------------------------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
               OR 2(e)                                                                                              |_|
------------------------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF                  7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY                                              11,472,214(1)
            OWNED             -----------------------------------------------------------------------------------------------------
           BY EACH                    8       SHARED VOTING POWER
           REPORTING
          PERSON WITH                                              None
                               -----------------------------------------------------------------------------------------------------
                                      9       SOLE DISPOSITIVE POWER

                                                                   11,472,214(1)
                               -----------------------------------------------------------------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                                                   None
------------------------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    11,472,214(1)
------------------------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                |X|

------------------------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    10.62%
------------------------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                                    IN
------------------------------------------------------------------------------------------------------------------------------------

--------

1/   Includes options to purchase 809,998 shares of common stock which are exercisable within 60 days of the date hereof.

           This Amendment No. 8 to the Schedule 13D ("Amendment No. 8") is being filed by David I. Saperstein (the "Reporting Person") pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.01 per share (the "Issuer Common Stock") of Westwood One, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 7 supplements, amends and restates information contained in the Schedule 13D originally filed by the Reporting Person on October 5, 1999 (the "Schedule 13D"), as amended by Amendment No. 2 to the Schedule 13D ("Amendment No. 2"), as further amended by Amendment No. 3 to Schedule 13D ("Amendment No. 3"), as further amended by Amendment No. 4 to Schedule 13D ("Amendment No. 4"), as further amended by Amendment No. 5 to Schedule 13D ("Amendment No. 5"), as further amended by Amendment No. 6 to Schedule 13D ("Amendment No. 6") and as further amended by Amendment No. 7 to Schedule 13D ("Amendment No. 7"). Capitalized terms used in this Amendment No. 8 but not otherwise defined have the meaning ascribed to them in the Schedule 13D. The
Schedule 13D is supplemented, amended and restated as follows:

Item 4.  Purpose of Transaction.
--------------------------------

           Item 4 is amended and restated in its entirety to report the disposition of 303,200 shares of Issuer Common Stock, by the Reporting Person as follows:

           The Reporting Person acquired the shares of Issuer Common Stock reported herein solely for investment purposes.

           (a), (e) Pursuant to the Merger Agreement, the Reporting Person received 7,649,250 shares of Issuer Preferred Stock in exchange for 5,099,500 shares of Metro Preferred Stock. By its terms, each share of Issuer Preferred Stock is convertible with no premium into one share of Issuer Common Stock at the option of the holder. However, under the Metro Loan Agreement and the Assignment Agreement, the Reporting Person may not convert the Issuer Preferred Stock into Issuer Common Stock prior to repaying the Metro Stock Loan. The Metro Stock Loan may be repaid only by delivering to the Issuer either the Issuer Preferred Stock or 7,649,250 shares of Issuer Common Stock. See Items 3 and 5.

           On October 19, 1999, the Reporting Person sold 3,120,000 shares of Issuer Common Stock pursuant to a "brokerage transaction" (the "Brokerage Transaction"), as such term is defined in Rule 144 under the Securities Act of 1933, as amended. Goldman, Sachs & Co. ("Goldman") sold these shares (the "Brokerage Shares") in its capacity as a broker for the Reporting Person. The Brokerage Shares were sold by the Reporting Person for an aggregate amount of $58,500,000, representing an amount equal to $18.75 per Brokerage Share.

           Also on October 19, 1999, the Reporting Person entered into a letter agreement (the "Letter Agreement") with the Issuer, pursuant to which the Reporting Person sold 1,066,660 shares of Issuer Common Stock to the Issuer (the "Stock Repurchase") pursuant to the Issuer's stock repurchase program (the "Stock Repurchase Program"). Such shares (the "Repurchase Shares") were sold by the Reporting Person pursuant to the Issuer's Stock Repurchase Program for an aggregate amount of $19,999,875.00, representing an amount equal to $18.75 per Repurchase Share. The Stock Repurchase was consummated on October 26, 1999.

           On December 27, 1999, the Reporting Person transferred 7,649,250 shares of Issuer Common Stock to the Issuer in connection with the Reporting Person's obligations under the Metro Loan Agreement, as assigned, assumed and amended by the Assignment Agreement.

           Also on December 27, 1999, the Reporting Person transferred 3,150,750 shares of Issuer Common Stock to the Trusts pursuant to the terms of the Trust Loan Agreements.

           On December 28, 1999, the Reporting Person acquired beneficial ownership of 7,649,250 shares of Issuer Common Stock, upon the conversion of the Reporting Person's Issuer Preferred Stock into an equivalent number of shares of Issuer Preferred Stock.

           On January 24, 2000, the Reporting Person disposed of 1,956,000 shares of Issuer Common Stock in an open market transaction.

           On April 26, 2000, the Reporting Person disposed of 632,900 shares of Issuer Common Stock in an open market transaction.

           On December 11, 2000, the Reporting Person gifted an aggregate of 993,647 shares of Issuer Common Stock to certain charitable trusts of which the Reporting Person is the Trustee.

           On December 22, 2000, the Reporting Person gifted an aggregate of 306,353 shares of Issuer Common Stock to another charitable trust (together with the charitable trusts referenced in the preceding paragraph, the "Charitable Trusts") of which the Reporting Person is a Trustee.

           On January 4, 2001, the Charitable Trusts disposed of an aggregate of 170,000 shares of Issuer Common Stock in open market transactions.

           On January 12, 2001, the Charitable Trusts disposed of an aggregate of 10,000 shares of Issuer Common Stock in open market transactions.

           On April 12, 2001, the Charitable Trusts disposed of an aggregate of 9,000 shares of Issuer Common Stock in open market transactions.

           On April 16, 2001, one of the Charitable Trusts disposed of 2,500 shares of Issuer Common Stock in an open market transaction.

           On April 17, 2001, the Reporting Person disposed of 186,500 shares of Issuer Common Stock in an open market transaction.

           On April 18, 2001, the Reporting Person disposed of 941,000 shares of Issuer Common Stock in an open market transaction.

           On May 16, 2001, the Charitable Trusts disposed of an aggregate of 15,000 shares of Issuer Common Stock in open market transactions.

           On May 21, 2001, the Reporting Person disposed of 270,000 shares of Issuer Common Stock in an open market transaction.

           On May 22, 2001, the Reporting Person disposed of 336,000 shares of Issuer Common Stock in an open market transaction.

           On May 23, 2001, the Reporting Person disposed of 15,100 shares of Issuer Common Stock in an open market transaction.

           On July 19, 2001, the Reporting Person disposed of 303,200 shares of Issuer Common Stock in an open market transaction.

           (d) Pursuant to the Merger Agreement, the Issuer agreed to add the Reporting Person and one additional person designated by the Reporting Person to its Board of Directors. In connection therewith, on September 22, 1999, the Reporting Person and Infinity Broadcasting Corporation ("Infinity") entered into a voting agreement (the "Voting Agreement"). Pursuant to the Voting Agreement,
(1) Infinity agreed to vote all shares of capital stock of the Issuer which Infinity owns or controls and which is entitled to vote thereon in favor of the election of the Reporting Person and a designee appointed by the Reporting Person to the Board of Directors of the Issuer, and (2) the Reporting Person agreed to vote all shares of capital stock of the Issuer which the Reporting Person owns or controls and which is entitled to vote thereon in favor of the election of the person or persons selected by Infinity for election to the Board of Directors of the Issuer. The Voting Agreement will terminate no later than the fourth anniversary of the date thereof.

           (b), (c), (f), (g), (h), (i) and (j)

           Not applicable.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

           Item 5 is amended and restated in its entirety as follows:

           (a) The Reporting Person beneficially owns an aggregate of 11,472,214(2) shares of Issuer Common Stock, constituting 10.62% of the total class.

           The shares of Issuer Common Stock reported herein as beneficially owned by the Reporting Person do not include an aggregate of 1,244,975 shares of Issuer Common Stock held by the Trusts, the beneficiaries of which are the children of the Reporting Person. The Reporting Person disclaims beneficial ownership of such shares.

           (b) Except as specified in the Voting Agreement, the Reporting Person has sole voting and dispositive power as to 11,472,214(2) shares of Issuer Common Stock.

           (c) Other than as provided herein, no transactions in the Issuer Common Stock were effected by the Reporting Person since the filing of the
Schedule 13D Statement.

           (d) Not applicable.

           (e) Not applicable.

--------

2/   Includes options to purchase 809,998 shares of common stock which are exercisable within 60 days of the date hereof.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

           (i) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Metro Networks, Inc. and David I. Saperstein.

           (ii) Assignment, Assumption and Amendment Agreement dated as of September 22, 1999, among Westwood One, Inc., Metro Networks, Inc. and David I. Saperstein.

           (iii) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Michelle Joy Coppola 1994 Trust and David I. Saperstein.3/

           (iv) Merger Agreement, dated as of June 1, 1999, as amended, among Westwood One, Inc., Copter Acquisition Corp. and Metro Networks, Inc. Incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-4 (Registration Number 333-85609) filed on August 20, 1999.

           (v) Voting Agreement, dated as of September 22, 1999, between David I. Saperstein and Infinity Broadcasting Corporation.

           (vi) Letter Agreement, dated as of October 19, 1999, between David I. Saperstein and Westwood One, Inc.

--------

3/   Except for the names of the parties, the four other Trust Loan
Agreements are identical to the Trust Loan Agreement filed herewith and accordingly are not being filed.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2001

                                                   /s/ David I. Saperstein
                                                   -------------------------
                                                   David I. Saperstein

                                  EXHIBIT INDEX

           (i) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Metro Networks, Inc. and David I. Saperstein (incorporated by reference to Exhibit 99.(I) to Metro's
                    Schedule 13D filed with the Securities and Exchange Commission on October 29, 1996).

           (ii) Assignment, Assumption and Amendment Agreement dated as of September 22, 1999, among Westwood One, Inc., Metro Networks, Inc. and David I. Saperstein (incorporated by reference to Exhibit 99.(II) to Westwood's Schedule 13D filed on October 5, 1999).

           (iii) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Michelle Joy Coppola 1994 Trust and David I. Saperstein (incorporated by reference to Exhibit 99.(II) to Metro's Schedule 13D filed with the Securities and Exchange Commission on October 29, 1996).

           (iv) Merger Agreement, dated as of June 1, 1999, as amended, among Westwood One, Inc., Copter Acquisition Corp. and Metro Networks, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange commission on August 20, 1999).

           (v) Voting Agreement, dated as of September 22, 1999, between David I. Saperstein and Infinity Broadcasting Corporation (incorporated by reference to Exhibit 99.(V) to Westwood's
                    Schedule 13D filed on October 5, 1999).

           (vi) Letter Agreement, dated as of October 19, 1999, between David I. Saperstein and Westwood One, Inc. (incorporated by reference to Exhibit 99.VI to Amendment No. 1 to Westwood's
                    Schedule 13D filed on November 9, 1999).